BB 3/5

RECEIVED FEB 28 2003 WASH, D.C. 207 SECTION

SECURIT 03013375 ISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 48478

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: R. HOBMAN SECURITIES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

111 EL CAMINO TESOROS
(No. and Street)

SEDONA	AZ	86336
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

RICHARD HOBMAN (28) 284-9222
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BLUM AND CLARK ACCOUNTANCY GROUP
(Name – *if individual, state last, first, middle name*)

3914 MURPHY CANYON ROAD, SUITE A-206	SAN DIEGO,	CA	92123
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED MAR 18 2003 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

3/13

OATH OR AFFIRMATION

I, RICHARD HOBMAN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of R. HOBMAN SECURITIES, INC., as of DECEMBER 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NO EXCEPTIONS

Signature

PRESIDENT

Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

STATE OF CALIFORNIA
COUNTY OF SAN DIEGO

SUBSCRIBED AND SWORN TO BEFORE ME ON THIS 11TH DAY OF FEBRUARY 2003.

PAMELA J CHAPPELL, NOTARY PUBLIC

PAMELA J. CHAPPELL
Commission # 1377806
Notary Public - California
San Diego County
My Comm. Expires Oct 31, 2006

R. HOBMAN SECURITIES, INC.
Audit Report in Conformity with
Rule 17a-5 of the

Securities and Exchange Commission
Year ended December 31, 2002

AVAILABLE FOR PUBLIC
INSPECTION

TABLE OF CONTENTS

BLUM and CLARK
Accountancy Group
Certified Public Accountants

Independent Auditors' Report

Board of Directors
R. Hobman Securities, Inc.
Sedona, AZ

We have audited the accompanying statement of financial condition of R. Hobman Securities, Inc. (a Nevada S corporation) as of December 31, 2002. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the accompanying statement of financial condition referred to above presents fairly, in all material respects, and in the form prescribed by the Securities and Exchange Commission, the financial position of R. Hobman Securities, Inc. as of December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

The accompanying statement of financial condition is presented under Rule 17a-5(e)(3) of the Securities and Exchange Commission, and is open for public inspection.

Blum and Clark
Blum and Clark
Accountancy Group

San Diego, California
February 11, 2003

858-292-0543 FAX 858-292-0674 www.blumandclark.com
3914 Murphy Canyon Road, Suite 206 San Diego, CA 92123

R. HOBMAN SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2002

ASSETS

	Allowable	Non-Allowable	Total
CURRENT ASSETS:			
Cash	$ 14,395	$ ---	$ 14,395
Accounts receivable	5,512	---	5,512
Total current assets	19,907	---	19,907
PROPERTY AND EQUIPMENT, net	---	19,796	19,796
OTHER ASSETS			
Deposits	---	630	630
Total assets	$ 19,907	$ 20,426	$ 40,333

See notes to financial statements.

R. HOBMAN SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2002

LIABILITIES AND SHAREHOLDER'S EQUITY

	Aggregate Indebtedness	Non Aggregate Indebtedness	Total
CURRENT LIABILITIES:			
Accounts payable and accrued expenses	$ 997	$ ---	$ 997
Total current liabilities	$ 997	$ ---	$ 997
SHAREHOLDER'S EQUITY:			
Common stock, no par value, 1,000 shares authorized, 1,000 shares issued and outstanding			6,000
Additional paid-in capital			8,957
Retained earnings			24,379
Total shareholder's equity			39,336
Total liabilities and shareholder's equity			$ 40,333

See notes to financial statements.

R. HOBMAN SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2002

Note 1. SUMMARY OF ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

Organization

R. Hobman Securities, Inc. was incorporated on January 27, 1995 under the laws of the State of Nevada. On October 1, 2002, the Company was permitted to do business in the State of Arizona. The Company was formed to provide general securities broker-dealer services to investors in securities and other investments. The National Association of Securities Dealers, Inc. (NASD) approved R. Hobman Securities, Inc. for membership as of December 20, 1995.

The Company engages in research activities for two broker dealers and other institutional clients. Commissions are earned when clients utilize the research information. The Company does not hold funds or securities for or owe money or securities to customers.

Property and Equipment

Depreciation of property and equipment is provided using the straight-line method over the estimated useful lives of the respective assets, ranging from three to seven years. Property and equipment are recorded at cost.

Intangible Assets

Intangible assets are amortized using the straight-line method over the estimated useful lives of the respective assets, ranging from 36 to 60 months.

Revenue and Cost Recognition

Commission revenues from securities transactions are recognized as earned, and expenses are recognized as incurred.

Accounts Receivable

No allowance for uncollectible accounts has been provided. Management has evaluated the accounts and believes they are all collectible.

Compensated Absences

Compensated absences for sick and personal time have not been accrued since they can not be reasonably estimated.

R. HOBMAN SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2002

Note 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Income Taxes

The Company has elected to be treated as an S Corporation. Therefore, no provision for federal income taxes is included in the financial statements since all income and losses are allocated to the stockholders for inclusion in their individual tax returns. Nevada does not impose a state income tax on corporations. Arizona only assesses tax on passive income, capital gain income and certain built in gain income at a rate of 6.968% on S corporations.

Management Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Note 2. PROPERTY AND EQUIPMENT

Furniture	$ 8,920
Computer Equipment	11,515
Office Equipment	16,876
Software	12,555
Vehicle equipment	853
	50,719
Less accumulated depreciation	(30,923)
Net	$ 19,796

Depreciation expense for the year ended December 31, 2002 was $5,820.

Note 3. INTANGIBLE ASSETS

Capitalized lease costs	$ 2,512
Less accumulated amortization	(2,512)
	0
Organization costs	3,178
Less accumulated amortization	(3,178)
	0
Net	$ 0

Amortization expense for the year ended December 31, 2002 was $838.

Note 4. COMMITMENTS AND CONTINGENCIES

The company leases a vehicle. The lease required monthly payments through November, 2002. The contract was extended for one year through January, 2004. Pursuant to the terms of the lease, the company accounts for this lease as an operating lease. For the year ended December 31, 2002, lease expense totaled $7,020. The future minimum lease payments for the year ended December 31, 2003 is $6,278.

Note 5. RELATED PARTY TRANSACTIONS

The Company leases its office space from its shareholder on an annual renewable basis. The Company paid $8,607 in office rent and $1,428 in utilities for the year. The company had a payable to the shareholder of $675, which amount is included in accounts payable and accrued expenses at December 31, 2002.

Note 6. NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Act, the Company is required to maintain a net capital ratio of aggregate indebtedness to net capital, as defined, not to exceed 15 to 1. Aggregate indebtedness and net capital change from day to day, but as of December 31, 2002, the Company's net capital ratio was approximately 0.01 to 1. Net capital was $18,910, aggregate indebtedness was $997, and required net capital was $5,000.

Note 7. ANNUAL AUDITORS' REPORT FORM X-17A-5, DECEMBER 31, 2001

The Statement of Financial Condition and related statements of the annual audit pursuant to Rule 17a-5 are available for examination at the principal office of R. Hobman Securities, Inc., 111 El Camino Tesoros, Sedona, AZ, 86336, and the public reference room of the Securities and Exchange Commission, 450 Fifth Street, NW, Washington, D.C., 20549.

Note 8. RETIREMENT PLAN

The Company adopted a SEP IRA retirement plan effective January 1, 1999. The plan covers all employees who are at least 21 years of age with three years of service. The Company's contribution is based on 15% of eligible salary for each eligible employee. The Company's contribution for the year ended December 31, 2002 was $0 (employee has reached age where required to take withdrawals).